Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24155) pertaining to The Davey 401KSOP and ESOP of our report dated June 21, 2002, with respect to the financial statements and schedule of The Davey 401KSOP and ESOP included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

Akron, Ohio
June 21, 2002

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-24155 of The Davey Tree Expert Company on Form S-8 of our report dated May 25, 2001, appearing in this Annual Report on Form 11-K of The Davey 401KSOP and ESOP for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 24, 2002